UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

 Commission File Number: 001-39738

UCOMMUNE INTERNATIONAL LTD

(Exact name of registrant as specified in its charter)

Floor B1, Tower D

No 2 Guang Hua Road

Chaoyang District, Beijing 100026

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒        Form 40-F   ☐

Ucommune Announces Changes in Board Composition

On June 18, 2024, Ucommune International Ltd (NASDAQ: UK) (“Ucommune” or the “Company”) received a letter of resignation dated June 18, 2024 from Mr. Cheong Kwok Mun, notifying the Company of his resignation as a director and a member of the compensation committee (the “Compensation Committee”) of the board of directors (the “Board”) of the Company for personal reasons which did not result from any disagreement with the Company, its management, the Board or any committee of the Board, on any matter relating to the Company’s operations, policies or practice. The Board has accepted Mr. Cheong’s resignation on June 18, 2024.

On June 18, 2024, the Company also received a letter of resignation dated June 18, 2024 from each of Ms. Jian Zhang and Mr. Xianhao Gu, notifying the Company of his or her resignation as an independent director and all other positions in the Board for personal reasons which did not result from any disagreement with the Company, its management, the Board or any committee of the Board, on any matter relating to the Company’s operations, policies or practice. The Board has accepted each of such resignation on June 18, 2024.

The Board has appointed Mr. Wei Hu as a director and a member of the Compensation Committee, effective from June 18, 2024. The Board has also appointed Mr. Gray Zhu as an independent director of the Board, the chairman and a member of the audit committee of the Board and a member of the Compensation Committee, effective from the same date. Biographical information relating to Mr. Hu and Mr. Zhu is set out as follows.

Mr. Wei Hu has held various positions including financial director and the head of internal audit at Ucommune since January 2016. Mr. Hu has over 20 years of experiences in finance management. Before joining Ucommune, from March 2011 to December 2015, Mr. Hu served as a financial analysis manager and global internal audit manager at John Deere China. From May 2007 to March 2011, he worked as a financial analysis manager at CTS Tianjin. From August 2003 to May 2007, he served as a finance manager at Fiberweb (China) Airlaid Co., Ltd. From March 1997 to August 2003, he worked in several financial roles at Honeywell Tianjin. Mr. Hu received his bachelor’s degree in accounting from Nankai University in June 1996 and received his master’s degree in professional accounting from Nankai University in June 2008.

Since June 2021, Mr. Gray Zhu has served as the president of PharmaGend Global Medical Services Pte Ltd, the vice president of Pharmaron Beijing Co., Ltd. (SHE: 300759), and a partner of Bayland Capital. Prior to that, from February 2010 to February 2020, Mr. Zhu served as the general manger and the director of Dingli Corp Ltd (SHE: 300050). Mr. Zhu also served as an independent director of Beijing Kaiwen Education Tech Co Ltd (SHE: 002659) from February 2010 to February 2020. From October 2007 to January 2009, Mr. Zhu served as the vice president and chief financial officer of Zhonghe Co., Ltd. From October 2004 to October 2007, Mr. Zhu served as an executive director and the chief financial officer of Asia Media Co., Ltd. (TSE: 2149). From September 2001 to October 2004, Mr. Zhu served as a senior financial officer at Mars Foods (Beijing) Co., Ltd. From July 1999 to September 2001, Mr. Zhu served as a finance manager at Lucent Technologies China. From July 1997 to July 1999, Mr. Zhu served as a senior accountant at KMPG Huazhen LLP. Mr. Zhu received his bachelor’s degree in economics from University of International Business and Economics in July 1997 and received his EMBA degree from China Europe International Business School in July 2008.

Safe Harbor Statements

This current report on Form 6-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand members’ needs and provide products and services to attract and retain members; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with members and business partners; trends and competition in China’s co-working office space market; changes in its revenues and certain cost or expense items; the expected growth of China’s co-working office space market; PRC governmental policies and regulations relating to the Company’s business and industry, and general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this current report is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UCOMMUNE INTERNATIONAL LTD

By:	/s/ Zirui Wang
Name:	Zirui Wang
Title:	Chief Executive Officer and Chief Risk Officer

Date: June 21, 2024

[Signature Page to Form 6-K]

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